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                                            July 31, 2006

Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Schering-Plough Corporation
          Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Rosenberg:

     In my role as Vice President, Controller and Chief Accounting Officer of Schering-Plough Corporation your July 26, 2006 letter was referred to me for response. Set forth below are each of the comments included in your letter and the Company's response.

SEC Comment 1:
--------------

Form 10-K - December 31, 2005
-----------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 23
-------------------

Liquidity and Financial Resources, page 36
------------------------------------------

Contractual Obligations, page 39
--------------------------------

     1. Please provide to us in disclosure-type format the aggregate amount of the potential milestone payments discussed in footnote (2) that will potentially be paid out along with a discussion of the events that will result in payments made.


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Schering-Plough Response 1:
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Schering-Plough's milestone payments under research contracts with third parties are contingent on the achievement of development or regulatory milestones. As such, these obligations do not meet the criteria for inclusion in the Contractual Obligations table as the achievement of the milestones are not fixed and determinable. In cases where the research does not bring a pharmaceutical compound from the discovery phase to the commercial phase, such payments will not occur at all.

At December 31, 2005, the amounts that were reasonably likely to be paid under all research milestone agreements were less than $50 million. Accordingly, individually or in the aggregate, these amounts were not material to Schering-Plough's financial statements or understanding Schering-Plough's financial condition over the forward looking periods required to be considered in Management Discussion & Analysis (MD&A). In future filings, if research milestones were to be material to periods covered by the MD&A, specific disclosures would be included in the MD&A.

SEC Comment 2:
--------------

Critical Accounting Policies, page 43
-------------------------------------

Rebates, Discounts, and Returns, page 44
----------------------------------------

     2. Please provide to us in disclosure-type format a revised discussion of these estimates that includes the following:

          o The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

          o The effect that could result from using other reasonably likely assumptions than what you used to arrive at your estimate of each accrual as of the latest balance sheet date presented such as a range of reasonably likely amounts or other type of sensitivity analysis.

          o For your "provision" line item amounts, please include amounts for each presented for both the current year and previous years. For the actual "Payments," "Returns," and "Discounts granted" line items, include the amounts related to both sales in the current period and sales from previous periods.


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Schering-Plough Response 2:
---------------------------

As disclosed in Critical Accounting Policies, Revenue Recognition, the factors considered in estimating accruals for rebates, discounts and returns include: historical experience, inventory levels at distributors, forecasted demand amounts and other relevant market conditions, including prices charged by competitors and introductions of new products.

As part of the Company's quarterly accrual process, an analyses of rebate and return accruals using other reasonably likely assumptions, including sensitivity on key assumptions such as trade inventory levels, estimates of utilization under government and managed care rebate programs, and forecasted demand is prepared. If a range of reasonably likely amounts is materially different than recorded accruals, such disclosure would be made in our Critical Accounting Policy for Rebates, Discounts and Returns.

Estimates from prior periods are re-evaluated each reporting period and actual amounts paid related to rebate, discounts and return accruals have not differed materially from estimated amounts. For the years ended December 31, 2005 and 2004, adjustments to these balances related to prior years represented less than
0.4 % of Schering-Plough's reported net sales, which management believes is not material for disclosure.

SEC Comment 3:
--------------

Financial Statements
--------------------

5. Income Taxes, page 62
------------------------

     3. In the last paragraph on page 64, you discuss certain tax contingency accruals that you have made. Please provide to us an explanation in disclosure-type format that indicates the amounts that you recorded related to these accruals and a chronology of the facts and circumstances that led to them being recorded.

Schering-Plough Response 3:
---------------------------

Schering-Plough has requested confidential treatment of the response to Comment 3 under Rule 83. A supplemental response letter has been filed separately with the Commission.


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SEC Comment 4:
--------------

17. Segment Information, page 78
--------------------------------

     4. Please provide to us in disclosure-type format a revised discussion that clearly discloses in which segment you recorded the "Equity income from cholesterol joint venture." Refer to paragraph 27(g) of SFAS 131.


Schering-Plough Response 4:
---------------------------

Schering-Plough included the following disclosure in Note 13. Segment Data of the June 30, 2006 10-Q:

     Schering-Plough's net sales do not include sales of VYTORIN and ZETIA that are marketed in the partnership with Merck, as the Company accounts for this joint venture under the equity method of accounting (see Note 3, "Equity Income From Cholesterol Joint Venture," for additional information). The Prescription Pharmaceuticals segment includes equity income from the joint venture.

The Company will continue to make this disclosure in future filings.

     We acknowledge that: (1) Schering-Plough Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Schering-Plough Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     I can be reached at (908) 298-7274, and if I am not available, please contact Susan Wolf, Corporate Secretary and Associate General Counsel, at (908) 298-7354. Thank you.

                                            Very truly yours,


                                            Steven H. Koehler
                                            Vice President and Controller

cc:  Jim Atkinson, SEC Accounting Branch Chief
     Tabatha Akins, SEC Staff Accountant


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